Lipella Pharmaceuticals Inc.

7800 Susquehanna St., Suite 505

Pittsburgh, PA 15208

October 24, 2022

Via EDGAR

Jason Drory

Anne Parker

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Lipella Pharmaceuticals Inc. Registration Statement on Form S-1 Filed July 29, 2022 File No. 333-266397

Dear Sir and Madam:

This letter responds to the letter, dated August 4, 2022, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Registration Statement on Form S-1 (the “Registration Statement”) filed on July 29, 2022 by Lipella Pharmaceuticals Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with each comment followed by our response. We are concurrently filing with this letter Amendment No. 1 to the Registration Statement (“Amendment No.1”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-1 filed July 29, 2022

Our Product Pipeline, page 2

1.	Please revise your pipeline table to include separate columns for each material stage you will need to complete before marketing your products. For instance, include separate columns for each of Phase 1, Phase 2, and Phase 3.

In response to the Staff’s comment, we have revised Figure 1 on page 2 of Amendment No. 1 accordingly.

2.	We note your inclusion of Spartan Capital Securities, LLC in the underwriting table on page 94. Please update your narrative disclosure to here to discuss their role in the proposed transaction or otherwise advise. In addition, we note your disclosure that Spartan Capital Securities, LLC appears to hold over 9% of your common stock. Please describe this relationship in the underwriting section. Refer to Item 508 of Regulation S-K.

In response to the Staff’s comment, the Company notes that since the filing of the Registration Statement, the Company has engaged Spartan Capital Securities, LLC (“Spartan”), as the representative of the underwriters and the lead book-running manager of our initial public offering of our Common Stock (the “Offering”). Spartan has acknowledged to us that it is deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121 and that it is in the process of identifying a “qualified independent underwriter”, as such term is defined in FINRA Rule 5121, to participate in the preparation of the registration statement for the Offering and act as an additional underwriter for the Offering. We have revised the disclosure on pages 8, 91 and 93 of Amendment No.1 in order to disclose such engagement with Spartan and such conflict of interest under FINRA’s rules.

Lipella Pharmaceuticals Inc.

U.S. Securities and Exchange Commission

October 24, 2022

Additionally, we acknowledge that Amendment No. 1 includes an estimated Offering price range and Comment No. 7 in the Staff’s letter to us, dated March 14, 2022 (the “March Letter”), requesting that we provide to the Staff an explanation regarding any differences between our recent Common Stock valuations leading up to the Offering and the estimated Offering price. We intend to file on EDGAR as separate correspondence a response to such comment as soon as possible upon further discussions with the Staff regarding such comment.

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com, Benjamin Armour at (617) 338-2423 or at barmour@sullivanlaw.com, or Michael DeDonato at (212) 660-3038 or at mdedonato@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Lipella Pharmaceuticals Inc.

By:	/s/ Jonathan Kaufman
Name: Jonathan Kaufman
Title: Chief Executive Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP
Benjamin Armour, Esq., Sullivan & Worcester LLP
Michael DeDonato, Esq., Sullivan & Worcester LLP